Exhibit 3.1

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST:  That by unanimous written consent of the Board of Directors of Sealy Corporation, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable for consideration thereof by the stockholders of said corporation.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the first paragraph of the Article thereof numbered “FOUR” so that, as amended, said first paragraph of the Article FOUR shall be and read as follows:

A. AUTHORIZED SHARES

The total number of shares of capital stock which the Corporation has authority to issue is 650,000,000 shares, consisting of:

1.                                       50,000,000 shares of Preferred Stock, par value $.01 per share (“Preferred Stock”); and

2.                                       600,000,000 shares of Class A Common Stock, par value $.01 per share (“Common Stock”).

SECOND:  That thereafter, pursuant to resolution of its Board of Directors, the stockholders of said corporation approved the amendment by written consent of a majority of the stockholders in accordance with Section 228 of the General Corporation Law of the State of Delaware.

THIRD:  That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 25th day of June, 2009.

By:
	Title:	Senior Vice President, General Counsel & Secretary
	Name:	Kenneth L. Walker